Exhibit 99.1

News Release

Stantec announces first quarter 2019 results

EDMONTON, AB; NEW YORK, NY (May 9, 2019) TSX, NYSE:STN

Stantec today announced its financial results for the quarter ended March 31, 2019. “Our solid first-quarter performance reflects our continued focus on organic and acquisition growth,” said Stantec president and chief executive officer Gord Johnston. “We are particularly pleased with the strong organic growth achieved in our global business, which demonstrates the value of our growing geographic reach and augments the diversity of our business mix.”

Effective January 1, 2019, Stantec adopted IFRS 16 Leases using the modified retrospective approach and did not restate comparative information.

Q1 2019 Highlights

After adoption of IFRS 16

•	Adjusted net income of $50.3 million or $0.45 on a diluted per share basis, increases of 5.0% and 7.1%, respectively, compared to Q1 18.

•	Net income of $44.9 million or $0.40 on a diluted per share basis, increases of 22.0% and 25.0%.

•	Gross and net revenue of $1,151.5 million and $904.1 million, respectively, reflecting growth of 12.7% and 11.8%, with increases across all geographies.

•	Organic net revenue growth of 2.5%, with growth in all geographies and business operating units, except Water, where growth was offset by the effect of a large recovery recognized in Q1 18.

•	Acquisition net revenue growth of 6.6% compared to Q1 18, predominately from the recent global acquisitions of Peter Brett Associates and Wood & Grieve Engineers (WGE).

•	Adjusted EBITDA of $127.1 million, representing 14.1% of net revenue.

•	EBITDA of $132.2 million, representing 14.6% of net revenue.

•	Contract backlog of $4.4 billion—a 5.6% increase from December 31, 2018—representing 12 months of work.

•	Days sales outstanding (DSO) of 104 days (90 days including deferred revenue), an increase of one day from December 31, 2018. Reducing DSO continues to be a key focus for the Company.

•

Net debt to adjusted EBITDA of 2.0x—at the upper end of the Company’s internal guideline of 1.0x to 2.0x (post-IFRS 16 adoption) due to typically lower cash flows in Q1, funding the WGE acquisition, opportunistic share repurchases, and the impact of only one month’s EBITDA contribution from WGE.

•	On May 9, 2019, the Board of Directors declared a dividend of $0.145 per share, payable on July 15, 2019, to shareholders on record on June 28, 2019.

Excluding adoption of IFRS 16:

•	Adjusted net income and diluted earnings per share (EPS)—no significant impact.

•	Net income and diluted EPS—no significant impact.

•	Adjusted EBITDA of $91.6 million—a 2.3% increase from Q1 18, representing 10.1% of net revenue.

•	EBITDA of $96.7 million—an 11.3% increase from Q1 18, representing 10.7% of net revenue.

•	Net debt to adjusted EBITDA of 2.67x.

Financial Summary

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts)	2019 $	2018 $	Change $
Gross revenue	1,151.5	1,021.3	130.2
Net revenue	904.1	808.8	95.3
EBITDA from continuing operations (1)	132.2	86.9	45.3
- Excluding IFRS 16 (1)	96.7	86.9	9.8
Net income from continuing operations	44.9	36.6	8.3
Net income from discontinued operations	-	0.2	(0.2)
Net income	44.9	36.8	8.1
Basic and diluted earnings per share (EPS) from continuing operations	0.40	0.32	0.08
Dividends declared per common share	0.1450	0.1375	0.0075

Continuing operations
Adjusted EBITDA (1)	127.1	89.5	37.6
- Excluding IFRS 16 (1)	91.6	89.5	2.1
Adjusted net income (1)	50.3	47.9	2.4
Adjusted EPS – basic and diluted (1)	0.45	0.42	0.03

(1) EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of Stantec’s 2018 Annual Report and Q1 19 Management’s Discussion and Analysis).

Revised Annual Targets for 2019

The Company expects IFRS 16 will reduce 2019 net income by approximately $3.0 million and EPS by $0.03 evenly over Q2 19 to Q4 19. Adoption of IFRS 16 resulted in non-cash impacts to administrative and marketing expenses, depreciation of leased assets, and net interest expense. As a result, the Company updated its targets, previously provided in its 2018 Annual Report. The Company revised its EBITDA and net income targets to adjusted EBITDA and adjusted net income since it believes these measures better reflect its underlying operations.

Measure	Previously Published 2019 Target *	Revised 2019 Annual Target	Q1 19 Results Compared to Revised 2019 Annual Target

Gross margin as % of net revenue	53% to 55%	No change	54.0%
Administrative and marketing expenses as % of net revenue	41% to 43%	37% to 39%	39.5%
EBITDA as % of net revenue (1)	11% to 13%	withdrawn
Adjusted EBITDA as % of net revenue (1)		15% to 17%	14.1%
Net income as % of net revenue	At or above 5.0%	withdrawn
Adjusted net income as % of net revenue (1)		At or above 6.0%	5.6%

A complete list of 2019 targets is presented in the Financial Targets section of Stantec’s Q1 2019 Management’s Discussion and Analysis and in the Investors section of stantec.com.

(1) EBITDA, adjusted EBITDA, and adjusted net income, are non-IFRS measures (discussed in the Definitions section of Stantec’s 2018 Annual Report and Q1 19 Management’s Discussion and Analysis).

* 2019 Target Range was previously published in Stantec’s 2018 Annual Report

Q1 19 results are consistent with the Company’s expectations. Certain measures are outside the targeted annual ranges due to the typical slowdown in the first quarter related to winter weather conditions and holiday schedules. This also occurs in the fourth quarter. The Company is confident it will achieve its annual targets by the end of the fiscal year.

Conference Call and Annual General Meeting of Shareholders

On Friday, May 10, 2019, at 7:00 AM MDT (9:00 AM EDT), Stantec’s first quarter 2019 conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Those wishing to listen to the call can phone toll-free at 1-888-220-8451 (Canada and United States) or 1-647-484-0475 (international). Please provide confirmation code 3085729 when prompted.

Stantec’s Annual General Meeting of Shareholders will be held on Friday, May 10, 2019, at 10:30 AM MDT (12:30 PM EDT) at Stantec Tower, 400-10220 103 Avenue NW, Edmonton, Alberta, Canada.

Investor Day

Stantec’s Investor Day will be held on Wednesday, June 12, 2019, at the Stantec Tower in Edmonton, Alberta. Gord Johnston, CEO, and Theresa Jang, CFO, will share details on the Company’s strategy and outlook. Leaders of the Company’s business and regional operating units will provide additional insight into Stantec’s growth opportunities.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and days sales outstanding are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2018 Annual Report or the Q1 2019 Management’s Discussion & Analysis.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements relating to the Company’s focus on reducing DSO, and updated guidance relating to Stantec’s 2019 financial targets. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in our 2018 Annual Report. You may access our annual report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2018 Annual Report free of charge from our investor contact noted below.

Investor Contact	Media Contact
Cora Klein	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
780-969-2018	780-917-7230
cora.klein@stantec.com	stephanie.smith2@stantec.com

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income, a summary of impacts of IFRS 16, and reconciliation of non-IFRS measures.

Consolidated Statements of Financial Position

(Unaudited)

	March 31	December 31
(In millions of Canadian dollars)	2019 $	2018 $
ASSETS
Current
Cash and deposits	96.9	185.2
Trade and other receivables	825.0	878.1
Unbilled receivables	450.3	384.6
Contract assets	61.7	59.7
Income taxes recoverable	68.0	47.9
Prepaid expenses	53.0	56.8
Other assets	27.6	23.2
Total current assets	1,582.5	1,635.5
Non-current
Property and equipment	299.5	289.4
Lease assets	551.7	-
Goodwill	1,688.8	1,621.2
Intangible assets	276.0	247.7
Investments in joint ventures and associates	9.1	9.4
Net employee defined benefit asset	11.9	10.0
Deferred tax assets	23.9	21.2
Other assets	183.0	175.5
Total assets	4,626.4	4,009.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	43.1	-
Trade and other payables	468.4	567.2
Lease liabilities	38.5	-
Deferred revenue	172.9	174.4
Income taxes payable	1.2	2.9
Long-term debt	64.6	48.5
Provisions	36.0	42.4
Other liabilities	6.5	23.2
Total current liabilities	831.2	858.6
Non-current
Lease liabilities	602.8	-
Income taxes payable	17.3	15.9
Long-term debt	1,042.0	885.2
Provisions	84.4	78.2
Net employee defined benefit liability	59.8	68.6
Deferred tax liabilities	77.1	54.3
Other liabilities	49.0	140.4
Total liabilities	2,763.6	2,101.2
Shareholders’ equity
Share capital	868.6	867.8
Contributed surplus	25.4	24.8
Retained earnings	837.1	851.2
Accumulated other comprehensive income	130.0	163.1
Total shareholders’ equity	1,861.1	1,906.9
Non-controlling interests	1.7	1.8
Total liabilities and equity	4,626.4	4,009.9

Consolidated Statements of Income

(Unaudited)

	For the quarter ended March 31

(In millions of Canadian dollars, except per share amounts)	2019 $	2018 $

Continuing operations
Gross revenue	1,151.5	1,021.3
Less subconsultant and other direct expenses	247.4	212.5

Net revenue	904.1	808.8
Direct payroll costs	415.6	368.3

Gross margin	488.5	440.5
Administrative and marketing expenses	357.1	348.0
Depreciation of property and equipment	13.7	12.1
Depreciation of lease assets	27.4	-
Amortization of intangible assets	15.4	19.3
Net interest expense	17.2	5.3
Other net finance expense	1.3	1.6
Share of income from joint ventures and associates	-	(0.3)
Foreign exchange loss	2.9	2.1
Other (income) expense	(5.0)	2.2

Income before income taxes and discontinued operations	58.5	50.2

Income taxes
Current	(4.2)	13.7
Deferred	17.8	(0.1)

Total income taxes	13.6	13.6

Net income for the period from continuing operations	44.9	36.6

Discontinued operations
Net income from discontinued operations, net of tax	-	0.2

Net income for the period	44.9	36.8

Weighted average number of shares outstanding - basic	111,805,946	114,064,729

Weighted average number of shares outstanding - diluted	111,805,946	114,306,834

Shares outstanding, end of the period	111,657,956	113,906,006

Earnings per share, basic and diluted
Continuing operations	0.40	0.32
Discontinued operations	-	-

Total basic and diluted earnings per share	0.40	0.32

Impact on Statement of Financial Position at January 1, 2019

(In millions of Canadian dollars)	IFRS 16 $	Before IFRS 16 $	Increase (decrease) $

Current assets
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1

Non-current assets
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current liabilities
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)

Non-current liabilities
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	45.6	54.3	(8.7)
Other liabilities	45.9	140.4	(94.5)

Shareholders’ equity
Retained earnings	817.2	851.2	(34.0)

Total increase in liabilities and equity			497.0

	Quarter ended March 31
(In millions of Canadian dollars)	2019 as reported $	2019 before IFRS 16 $	Increase (decrease) $

Impact on income statement items
Administrative and marketing expenses	357.1	392.6	(35.5)
Net interest expense	17.2	9.1	8.1
Depreciation of lease assets	27.4	-	27.4
Net income	44.9	44.9	-

Impact on non - IFRS financial measures(1)
EBITDA	132.2	96.7	35.5
Adjusted EBITDA	127.1	91.6	35.5
Net debt/adjusted EBITDA - Continuing operations	2.00	2.67	(0.67)

(1) Non-IFRS measures are discussed in the Definitions section of Stantec’s 2018 Annual Report and Q1 19 Management’s Discussion and Analysis. Net debt/adjusted EBITDA was calculated using a proforma IFRS 16 adjustment for Q2 18 to Q4 18 adjusted EBITDA, calculated as 3.8% of net revenue from the respective quarter.

Impact on Statement of Cash Flows - Continuing Operations	Quarter ended March 31
(In millions of Canadian dollars)	2019 as reported $	2019 before IFRS 16 $	Increase (decrease) $

Cash flows used in operating activities	(88.5)	(114.1)	25.6
Cash paid to suppliers	(515.0)	(548.7)	33.7
Interest paid	(17.9)	(9.8)	(8.1)

Cash flows from investing activities	(104.2)	(99.4)	(4.8)
Proceeds from leasehold inducements	-	4.8	(4.8)

Cash flows from financing activities	68.2	89.0	(20.8)
Payments of lease obligations	(25.6)	-	(25.6)
Proceeds from leasehold inducements	4.8	-	4.8

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended March 31 As reported
(In millions of Canadian dollars, except per share amounts)	2019	2018

Net income from continuing operations	44.9	36.6
Add back:
Income taxes	13.6	13.6
Net interest expense	17.2	5.3
Depreciation and amortization	56.5	31.4
EBITDA from continuing operations	132.2	86.9

Add back (deduct) pre-tax:
Unrealized (gain) loss on investments held for self-insured liabilities	(5.1)	2.6
Adjusted EBITDA from continuing operations	127.1	89.5
	Quarter Ended March 31
(In millions of Canadian dollars, except per share amounts)	2019	2018

Net income from continuing operations	44.9	36.6
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions(1)	7.0	9.4
Unrealized (gain) loss on investments held for self-insured liabilities(2)	(3.7)	1.9
Transition tax(3)	2.1	-
Adjusted net income from continuing operations	50.3	47.9

Weighted average number of shares outstanding - basic	111,805,946	114,064,729
Weighted average number of shares outstanding - diluted	111,805,946	114,306,834

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.45	0.42
Adjusted earnings per share - diluted	0.45	0.42

 See the Definitions section of Stantec’s 2018 Annual Report and Q1 19 Management’s Discussion and Analysis for a discussion of non-IFRS measures used. Construction Services operations are  presented as discontinued operations. This table has been updated to include only continuing operation results.

 (1) The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For  the quarter ended March 31, 2019, this amount is net of tax of $2.7 (2018 - $3.5).

 (2) For the quarter ended March 31, 2019, this amount is net of tax of $1.4 (2018 - $0.7 recovery).

 (3) Refer to Income Taxes section of the Q1 19 Management’s Discussion and Analysis for further details.